Exhibit 99.11

Archer Limited (ARCHER) First Quarter 2011 Results

Hamilton, Bermuda (May 26, 2011)

First Quarter Highlights

▪	First quarter revenue of $ 293.1 million; pro forma revenue of $ 420.0 million
▪	First quarter EBITDA of $ 31.0 million, Adjusted pro forma EBITDA at $ 61.2 million
▪	Net loss for the quarter of $ 12.0 million including $ 8.6 million of merger related costs and $ 5.1 million of impairment charges
▪	Net interest bearing debt at the end of the first quarter 2011 at $ 619.8 million
▪	On January 27, 2011 Seawell Acquired Universal Wireline for $ 25.5 million on a debt and cash free basis
▪	The merger between Seawell and Allis-Chalmers was completed on February 23rd 2011
▪	Archer has changed its financial reporting currency from Norwegian Kroner (NOK) to United States Dollars ($)
▪	The Company's shareholders approved a change in name from Seawell to Archer on May 16, 2011 and the Company began trading under its new ticker symbol ARCHER on May 20, 2011

Financial Statements

First Quarter Operating Results (pro forma including Allis-Chalmers)

On a pro forma basis, revenue was at $ 420.0 million, compared to $ 422.9 million last quarter and $ 327.0 million in the first quarter 2010.

Pro forma first quarter 2011 EBITDA, including 2 months of activity in January and February for Allis-Chalmers, amounted to $ 37.7 million including $ 23.5 million of charges related to merger and acquisitions such as legal and professional fees, severance and merger related compensation cost. Adjusted EBITDA for the first quarter 2011, excluding merger related costs and charges, was at $ 61.2 million

First Quarter 2011 Operating Results (GAA P)

Consolidated revenue in the first quarter 2011 was $ 293.1 million compared to $ 213.7 million in the previous quarter and $ 161.9 million in the first quarter of 2010, representing an increase of 37.2% sequentially and 81.0% year on year.

EBITDA for the first quarter 2011 amounted to $ 31.0 million, including $ 8.6 million of costs related to the merger with Allis-Chalmers and the acquisition of Gray and Universal Wireline.

Depreciation, Amortization and Impairment expenses for the first quarter 2011 were at $ 24.4 million including an impairment charge related to discontinued brand names, amounting to $ 5.1 million and one month of additional amortization as a result of the purchase price allocation for Allis-Chalmers amounting to $ 0.7 million.

Net Financial Items of $ 18.4 million in the first quarter 2011 compared to $ 9.8 million in the fourth quarter and $ 5.2 million in the first quarter of 2010. The increased net expenses of $ 8.6 million compared to last quarter are mainly due to unrealized inter company foreign exchange movements. Gross interest expenses increased by $ 4.4 million in the first quarter, with higher interest bearing debt as part of the merger with Allis-Chalmers and the acquisition of Gray and Universal Wireline.

This was offset by lower financing fees amounting to $ 0.3 million in the first quarter, compared to 6.7 million in the fourth quarter.

As of March 31, 2011, the Company operates in the following two Business Segments:

•
Drilling Services, including directional drilling, measurement while drilling, contract drilling services, platform drilling, underbalanced drilling, tubular and other oilfield equipment rental services drilling facility engineering and modular rig activities.

•
Well Services, representing well intervention and oilfield technology services, including but not limited to wireline logging, perforation, coiled tubing, zonal isolation, well clean up, leak detection services and fishing.

Drilling Services revenue of $ 217.4 million increased by 25.8% compared to last quarter and 63.8% compared to the same period in 2010. EBITDA of $ 23.1 million increased 89.7% sequentially and 51.2% year over year. EBITDA margins in the first quarter of 2011 were at 10.6%, compared to 7.0% in the fourth quarter of 2010 and 11.5% in the first quarter of 2010.

Allis-Chalmers businesses contributed $ 59.4 million to the sequential increase in revenue in the first quarter 2011, which was partly offset by lower reimbursable revenue in former Seawell as a result of an exceptional billing for the Valhall project in the North Sea during the fourth quarter of 2010.

The EBITDA contribution of Allis-Chalmers in the first quarter 2011 was $ 14.8.million.

Well Services revenue of $ 75.7 million increased by 89.7% sequentially and 162.8% year over year. EBITDA of $ 17.8 million improved 67.9% sequentially and 193.5% compared to the same period last year. EBITDA margins in the first quarter of 2011 were at 23.6%, compared to 26.6% in the fourth quarter 2010 and 21% in the first quarter of 2010.

Cash flow

Cash and cash equivalents, excluding restricted cash, totalled $ 101.3 million at the end of the first quarter 2011 compared to $ 174.4 million last quarter. The repayment of outstanding short term loans of Allis-Chalmers amounting to $ 56 million and the acquisition cost of $ 25.5 million for Universal Wireline explain the overall reduction in cash on hand. Total Net interest bearing debt at the end of the first quarter 2011 was $ 619.8 million compared to $ 19.8 million at the end of 2010.

In November 2010, Seawell executed a five-year $ 550 million multi-currency term and revolving facilities agreement with a syndicate of banks. The purpose of this facility is to finance existing operations and opportunistically redeem outstanding debt. At the end of the first quarter 2011 a total of $ 249.8 million has been drawn down.

Share capital

A total of 97.1 million fully paid shares have been issued during the first quarter in connection with the merger with Allis-Chalmers. A total of 323,001,204 fully paid shares of par value $2.00 each were issued and outstanding as of March 31, 2011. In addition, a total of 9,885,037 options were outstanding as of March 31st.

A detailed reconciliation between GAAP results and pro forma results has been provided in the appendix to this quarterly report.

Business Update

North America

Directional Drilling services performed Archer's first-ever LWD Geosteering resistivity job in the Rockies with good results in terms of bed definition due to the high resolution of the tool used.

Outstanding technical performance in the Underbalance division, setting three new world records with Hammer bits: 17%" Hammer Bit Fastest ROP; 16" Hammer Bit Single Run Footage and Fastest ROP; and, 12 1/3" Hammer Bit Fastest ROP, demonstrating the superior technical performance of the Archer bits and air drilling combination.

Land Drilling started up operations with a new contract for one of our new 1500 HP drilling rigs in the Eagle Ford Shale during first quarter 2011. The rig is contracted with a large independent operator in direct continuation of the contract with Tecpetrol and is due to transfer mid June.

The Rentals division experienced increased utilization of equipment due to the increased drilling activity in the United States with delivery of 4" DP in high demand. The GOM is still not showing improved demand for rental equipment due to lack of permits, but should improve going forward after several new drilling permits have been issued recently.

Gray Wireline ran the first two LeakPoint and FlowPoint services, introducing these services to the North America customers and complementing our offering in Casing Inspection Services in the Region. Continued strong demand for wireline and perforating services in the first quarter 2011 helped Gray to utilize all of the Universal assets. Leveraging our position in the North East US, Gray has moved two crews to Muncie, Pennsylvania co-locating them in the Archer facility.

American Well Control experienced significant growth in AWC Frac Valve deliveries with improved pricing. New clients were helping to increase further demand. Production capacity was increased with new machinery contributing increased revenue from higher production; however due to the high demand, part of the production was outsourced with a corresponding increase in costs.

Production Services (Coil Tubing) improved revenues and margins from continued pricing increases, high demand and additional 2" coiled tubing capacity added during the quarter.

Latin America

In Argentina the rig fleet utilization reached 98% with solid operational performance. However operational issues in Brazil had a negative effect on the results. A new contract for the Neuquen area was signed in first quarter 2011 allowing a new built 1500 HP land rig to move from the United States to Argentina with operations starting up in second quarter 2011.

Several contracts were won during the quarter, including drilling fluids contracts for three rigs in Argentina, a land drilling contract in Brazil for a customer in the Solimoes basin due to start in second quarter 2011 and a contract for an offshore workover rig with a NOC of the region.

Our land drilling operations are facing challenges in Brazil with low demand and lower day rates due to the oversupply of land rigs. Restructuring started in fourth quarter 2010 and is continuing through second quarter 2011 as a result of the market conditions.

Europe and Africa

Following the acquisition of Rig Inspection Services (RIS), our Engineering division is now able to offer our customers a complete Asset Management solution, which started generating revenue in the North Sea during first quarter 2011. A decommissioning study in Norway was secured, entering this new and growing market.

Platform Drilling North Sea experienced high activity during the quarter. Drilling crews were mobilized on the BP Valhall platform in March to start drilling in second quarter 2011.

Wireline International experienced the seasonal activity decline in the North Sea in the first quarter 2011.

The unique bubble-tight sealing capabilities of our V0 rated products (C-Flex and VMB) are generating good business growth. After intensive testing and two trial jobs, BP certified the VMB¬V0 suspension plugs for their Caspian Shah Deniz field, and the UK Devenick field

The V0 capabilities were also a key factor in the selection of VMB suspension plugs by an operator West of Shetlands favouring Archer's technology replacing the competition plugs that were being used. Archer plugs were used for the first time in Azerbaijan by two major IOC's, a significant breakthrough in our geographical expansion plans.

During the first quarter 2011 the C-Flex was qualified in accordance with Statoil standard (V0 test after pumping of cement). According to Statoil 'This is currently the first and only system tested in accordance with TR2385 for use with barrier functionality'. During the quarter we also performed the first dual and deepest C-Flex installation worldwide for a major IOC in Norwegian deep waters.

Middle East and Asia

During first quarter 2011 Rig Inspection Services (RIS) renewed long term contracts with large IOC's for the QA of Lifting and Lifted equipment, ensuring a future revenue stream.

The RIS activity was hampered in first quarter 2011 due to the Cyclones in Australia, but we successfully introduced this business to other parts of the world.

In the Middle East and Asia we increased activity for casing inspections and the Point technology in Qatar, Indonesia, Vietnam, Malaysia, and the kingdom of Brunei.

The Company's delivery of VMB suspension plugs in Australia is a first for this type of technology in this country. This is a clear case of revenue synergies from utilizing our expanded footprint, through the Rig Inspection Services acquisition, to distribute technology to new customers in new markets. We utilized RIS's market knowledge, in-country infrastructure and legal entity to accelerate our entry into this important offshore basin.

Merger with Allis-Chalmers Energy Inc.

On February 23, 2011, Seawell closed its merger with Allis-Chalmers. Each Allis-Chalmers shareholder received 1.15 shares of Seawell common stock in exchange for each Allis-Chalmers share or $ 4.25 per share in cash. Seawell issued approximately 97.1 million of fully paid shares pursuant to the merger, as well as approximately $18 million in cash, representing a total transaction value of $ 1,106 million including $ 505 million of assumed debt. First quarter 2011 GAAP financial results include one month of activity related to Allis-Chalmers.

Acquisition of Gray Wireline

On December 16, 2010 Seawell announced the acquisition of Gray Wireline for $ 160.5 million in consideration. First quarter 2011 GAAP financial results include a full quarter for Gray Wireline, while fourth quarter 2010 financial results only include 15 days and the first quarter 2010 financial results does not include any activity related to Gray Wireline.

Acquisition of Universal Wireline

On January 27, 2011 Seawell acquired Universal Wireline for $ 25.5 million on a debt and cash free basis. Universal Wireline has been successfully integrated with Gray Wireline. First quarter financial results includes two months of activity for Universal Wireline, while fourth quarter 2010 and first quarter 2010 does not include any financial results related to Universal Wireline.

Strategy

Archer was created from the combination of Seawell Limited, Gray Wireline, and Universal Wireline and the merger with Allis-Chalmers Energy Services, Inc. on February 23, 2011. The Company was listed on Oslo Stock Exchange in November 2010 and now trades under the ticker: ARCHER..

Archer is the well company: a global oilfield service provider specialising in drilling services and well services.

Our mission is to deliver better wells. We work closely with customers to produce the maximum hydrocarbon over the life of the well from their reservoirs, by providing them with quality service.

Our strategic alignment with the customers' key assets means it is vital for the Company to continue to develop the required skills and innovate to be able to continue improving our services. The customers focus on increasing the recovery from the producing fields. This can only be achieved through a combination of increased drilling activities and regular maintenance work. The wells live longer due to the improved oil price, so they need more and more maintenance.

Our focus remains on building our global footprint.

We carefully select the Oil and Gas basins in which we choose to work. The last 2 years we have developed a solid footprint in Northern Europe, the United States, Mexico, Brazil, and Argentina. Over the next 2 years we plan to extend our operations to West Africa, Middle East, South East Asia, and Australia.

In each location we co-locate the operational teams and build a business network with local service companies. The strategy is to hire and develop a local management team who build strong long¬term relationships with national and international clients and the authorities in each country. Being global means we will hire the personnel where we work.

Growth

We plan to grow Archer through a combination of organic and acquisitive growth. Organic growth is achieved by investment in additional equipment, increased personnel and by offering our services in a new geographical region. New services and technology will be marketed through our global network of operational offices.

Our ability to better service customers is dependent on us having a full service catalogue in drilling and well service. In order to build this, we are working on evaluating, acquiring and developing the technology and the associated services.

Integrated offering

Through the extensive drilling expertise, our land rigs, directional drilling technology, rentals of drilling equipment, casing and tubing services, bits and geo-steering we are offering a more or less complete service in drilling services, including some completion products.

Archer will offer an integrated drilling service in certain geographies with a combination of own and careful selected third party services. The strategy is to develop the right offering for each region and establish a cost efficient, flexible service for both national and international clients.
Today we operate like this in Argentina and Bolivia

The production wells of the world require a range of mechanical services on a regular basis, scale removal, safety valve replacement, cement evaluation, cased hole logging services, well integrity services and inspections, which our portfolio includes. Combined with drilling services, we are planning to offer a multi skilled work force to assist customers with more flexible and efficient crews at the well.

Outlook

Market demand for Archer's products and services continues to improve as the oil price remains high and the drilling activity in both the United States and internationally continues to grow. As an indicator the average MI rig count for the United States during the first quarter 2011, grew by 15% year over year, to 1,831. Oilfield service pricing is improving in the United States and we expect this trend to continue internationally as demand for oilfield services continues to strengthen.

Well services and Drilling services today constitute 74% and 26% of Archer's revenue. In the second quarter the Company expects continued growth in both Well Services and Drilling Services and we anticipate that the relative weight of Well Services compared to Drilling Services will increase over the coming quarters, which will positively impact the overall margin of the company.

Well Services growth is driven by strong US activity, higher utilization and improved pricing. We see continued international demand of V0 barrier plugs, cementing technology and wireless cement heads in Oil Tools and demand for well integrity and production logging services in wireline.

Drilling Services growth is driven by the start-up of one rig in Brazil and a full quarter with the new rig in the Eagleford Shale in the US. Results will however be negatively impacted by strikes in Argentina in the month of April, with an approximate impact of $ 1.9 million EBITDA. Restructuring efforts in Brazil will continue during the second quarter and we do not expect material improvements until later this year.

The starting recovery of drilling activity in the Gulf of Mexico will increase demand for our rental equipment, suspension plugs and cementing technology in the second half of this year.

The modular rig is in the final stages of commissioning and acceptance testing is scheduled for the second quarter of 2011. To date, no contract has been secured.

The Archer integration projects are progressing well and are on track to deliver further efficiency gains and more importantly a platform for increased revenues going forward. The majority of the integration cost has now been taken with the integration and replacement of our IT systems remaining.

Based on the above the Company expects that EBITDA growth will outpace revenue growth in the coming quarters.

The Board remains optimistic about the demand for drilling and well services in 2011 and the long term prospects for the Company.

Subsequent Events

On May 2, 2011 Seawell Ltd. announced the appointment of Christoph Bausch (47) as Executive Vice-President and Chief Financial Officer (CFO) effective immediately. He replaced Senior Vice-President Lars Bethuelsen who will now lead the Company's Merger & Acquisition and Investor Relations Departments.

Following the merger with Allis-Chalmers the board of directors proposed to change the name of the new company from Seawell to Archer. This proposal was approved by shareholders on May 16, 2011

May 24, 2011
The Board of Directors Archer Limited
Hamilton, Bermuda

Questions should be directed to:
Jorgen Peter Rasmussen, Chief Executive Officer, Archer Management Limited Christoph Bausch, Chief Financial Officer, Archer Management Limited
Lars Bethuelsen, Investor Relations, Archer Management AS

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this press release contains statements relating to our future business and/or results. These statements include certain projections and business trends that are "forward-looking" within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Archer Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words "estimate," "plan," project," "forecast," "intend," "expect," "anticipate," "believe," "think," "view," "seek," "target," "goal," or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans relating to the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties.

Further information about these risks and uncertainties are set forth in our most recent filing on Form 20-F (including, without limitation, those described under Item 3.D. "Risk Factors") and in our other filings with the United States Securities and Exchange Commission. These forward-looking statements are made only as of the date of this press release. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.